UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

February 14, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER COMMENCES DRILLING AT GUANAJUATO MINE

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; “the Company”) is pleased to announce that the Phase II diamond drilling program at its Guanajuato Mine Property in Guanajuato, Mexico will commence immediately.

The surface drilling program, comprising a minimum of 3,500 metres in twenty holes, is designed to test three separate areas along 4 kilometres of strike length along the Veta Madre. In particular, the drill program will follow-up on the successful drilling at Guanajuatito, in the northwest part of the property, as well as test the Animas, and Garrapata areas, farther along strike to the southeast. Several additional holes will be kept in reserve for follow-up towards the end of the program.

At the Guanajuatito area the upcoming program will include 11 holes (2,675 metres), covering a strike length of 250 metres, from the Alisos Shaft to the northwest past the end of the Guanajuatito ramp. Drilling will consist of a set of holes spaced 50m and 100m vertically below the bonanza grade silver-gold mineralization intersected in holes GTT-05-004 to 006 completed in November 2005. GTTO-05-004 intersected the Veta Madre as a 7.3 metre breccia zone of which 5.8 metres (4.1 metres true width) assayed 692 g/t silver and 5.17 g/t gold. In GTTO-05-005 the Veta Madre was 3.4 metres thick with a 2.5 metre (1.77 metre true width) portion assaying 1,096 g/t silver and 4.15 g/t gold; and in GTTO-05-006 the Veta Madre was 7.5 metres thick with a 1.5 metre (1.06 metre true width) portion assaying 209 g/t silver and 1.55 g/t gold. All holes intersected a zone of low grade stockwork gold mineralization in the hanging wall of the Veta Madre that will be further tested by the upcoming program. Ongoing surface and underground geological mapping and sampling at Guanajuatito will help in interpreting the structural history.

The Animas area lies approximately 300 metres southeast of the Cata Shaft, the main production shaft for the mine complex and is accessible from the San Vicente North Ramp (SVNR). Four holes totaling 620 metres will be drilled into a 200 by 100 metre block of previously untested ground from the Secho Shaft to the northwest edge of the SVNR workings. Drill holes will test from level 100 to just above level 190, up-dip from the Todos Santos stopes where the previous owners were recently mining good grade ore. Old stoping on the northwest edge of the SVNR on level 55 was approximately 10m thick in stockwork mineralization. Eight channel samples taken by the Company in this area of level 55 returned values ranging from 0.19 g/t gold and 39 g/t silver to 6.27 g/t gold and 873 g/t silver.

At the Garrapata area five holes totaling 650 metres are proposed to test approximately 200 metres of strike length southeast from the Promontorio Shaft. One of the deepest holes in this set will test the upper part of a block of historical resources defined by the previous owners. As this block does not conform to National Instrument 43-101, the Company intends to test the existence and continuity of silver-gold mineralization in this area.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

As underground development progresses throughout the mine complex, underground diamond drilling will be conducted as a continuation of the Phase II program. This will require the development of crosscuts and drill stations, and is currently being scheduled for the second quarter of 2006. Three dimensional mine modeling, already underway, will assist in planning this program.

The surface diamond drilling has been contracted to BDW Drilling Mexico, of Guadalajara. Robert F. Brown, P.Eng and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101.

Great Panther owns a 100% interest in the Guanajuato Mine Complex and is in the process of placing the mines back into production. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

/s/ Robert A. Archer

Robert A. Archer, P.Geo.

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: February 20, 2006

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